Filing under Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
of the Securities Exchange Act of 1934

Filed by: SoftVest Advisors LLC.
Subject Company: Permian Basin Royalty Trust
SEC File No. of Permian Basin Royalty Trust: 001-8033

SOFTVEST AND BLACKBEARD SIGN DEFINITIVE AGREEMENT FOR $2.2 BILLION COMBINATION OF PERMIAN BASIN ROYALTY TRUST AND US LAND GUILD

Proposed combination creates PBT Land and Minerals, Inc. (“New PBT”),

a premier land and minerals platform differentiated by unique operator alignment

New PBT Highlights

●	Scaled, largely contiguous surface and underlying minerals position comprised of 111,000 net royalty acres (“NRAs”)[1] and 68,000 surface acres located in the prolific Central Basin Platform (“CBP”) region of the Permian Basin

●	Affiliation with Blackbeard Operating (“BBO”), the largest producer[2] in the CBP with a history of unlocking resources across legacy fields via modern drilling and completion techniques

●	Affiliation with Nile Midstream (“Nile”), which serves BBO and other third party operators with an expansive network of oil, gas and water gathering pipelines and associated infrastructure

●	New PBT’s cost-free ~15% effective royalty interest[3] across the prolific Waddell Ranch asset is well-positioned for growth, leveraging BBO, Nile and other operators’ capital spend

●	Surface ownership offers diverse, largely fee-based revenue streams and positions New PBT to benefit from increased infrastructure demands in the region, including for produced water disposal and digital asset expansion

●	Led by members of Blackbeard’s management team, who bring deep asset-level knowledge and a demonstrated track record of execution, with oversight from a majority-independent board of directors

●	Board of directors to be chaired by Eric Oliver, current PBT unitholder and President of SoftVest Advisors, who brings significant oil and gas investing experience, and a track record of reorganizing publicly traded trusts

●	Pro forma ownership: ~59% PBT unitholders / ~41% Blackbeard and affiliates

ABILENE, Texas & FORT WORTH, Texas — (BUSINESS WIRE) — SoftVest, L.P. (“SoftVest”), a significant unitholder of the Permian Basin Royalty Trust (NYSE: PBT) (“PBT” or “the Trust”), and Blackbeard Holdings, LLC (“Blackbeard”), today announced the execution of a definitive agreement (the “Combination Agreement”) to combine PBT and certain oil and natural gas mineral interests and land operations owned by Blackbeard and its affiliates (“US Land Guild” or “USLG”). The proposed combination is valued at approximately $2.24 billion.

As part of the proposed transaction (the “Transaction”), affiliates of Blackbeard will contribute USLG and other leased minerals representing in total 80,000 net royalty acres1 and 68,000 surface acres to New PBT. The Trust’s existing Net Profits Interest (“NPI”) in the Waddell Ranch assets operated by BBO will be converted into a new cost-free ~15% effective royalty interest (representing 31,000 net royalty acres) and contributed to New PBT. The Trust’s cost-bearing interest in the Waddell Ranch assets, which currently underlies the NPI structure, will be transferred to BBO in exchange for certain BBO royalty interests. After giving effect to the transaction, PBT’s existing unitholders are expected to own approximately 59% of the combined company, and Blackbeard and its affiliate equity holders are expected to own approximately 41% of the combined company.

New PBT will be led by members of Blackbeard’s management team with support from the broader Blackbeard organization via a Master Services Agreement (“MSA”) to be entered into at the closing of the Transaction. Collectively, the Blackbeard team has grown its upstream business from a single lease to become the largest producer2 in the CBP, while maintaining a healthy balance sheet and delivering capital-efficient growth through the commodity cycles.

Blackbeard (including Nile and USLG) are core portfolio assets of NGP Energy Capital Management (“NGP”), premier investors in the energy space with over $25 billion in cumulative capital commitments. NGP has partnered alongside pioneers in energy for more than 37 years, helping build several well-known Permian focused publicly traded companies (e.g., Centennial Resources, Energy Transfer, Parsley Energy, Permian Resources, Pioneer Natural Resources and RSP Permian).

New PBT’s board of directors will be chaired by Eric Oliver, Founder and President of SoftVest Advisors, a registered investment adviser that acts as an investment manager for private fund clients. Eric has over 25 years of experience investing in minerals and royalties in the Permian Basin. He has experience reorganizing publicly traded trusts, including the acquisition of Santa Fe Energy Trust in 2008 and Texas Pacific Land Trust’s (TPL) conversion from a Business Trust to a C-Corp in 2021. Mr. Oliver served on the conversion exploration committee for TPL from 2019 until the trust converted to a C-Corp in 2021, and thereafter served on the board, including the audit committee, for five years.

New PBT is expected to have a JPMorgan-led $500 million Senior Secured Revolving Credit Facility with a $100 million accordion. The facility is already in place at USLG and is expected to be transferred and upsized in connection with the Transaction. New PBT will have leverage of less than 0.4x pro forma first quarter 2026 annualized Adjusted EBITDA5, based on New PBT’s pro forma March 31, 2026 balance sheet.

New PBT’s transformed corporate structure and asset profile is expected to enhance free cash flow margins, balance sheet strength and governance. New PBT will prioritize maximizing total shareholder return, with sufficient free cash flow to make distributions and share repurchases while executing on its attractive acquisition pipeline.

Commentary

“Through our proposed combination with PBT, we have the opportunity to reassemble most of the original surface and mineral footprint of the Waddell Ranch — a storied property that was among the first major discoveries in the Permian Basin. Even though the Ranch has produced for over 100 years, it still holds significant undeveloped resource potential. New PBT will offer shareholders a uniquely operator-aligned, capital-light structure that we believe will drive long-term value. Access to surface resources — including water, sand, and grid connectivity — is increasingly critical for energy and infrastructure development in this region, and we see a compelling opportunity to partner with operators like Blackbeard to facilitate that development. In addition, we appreciate SoftVest’s significant track record as both investors and leaders in this asset class and their vision to transform the Trust into what will become PBT Land & Minerals. We look forward to partnering with all PBT unitholders to build this business.” — Jordan Barrett, current CFO of Blackbeard and future CEO of New PBT.

“We are excited about transitioning this 45-year-old trust, whose founders never envisioned the possibilities created by modern drilling technology, into a company that has married the minerals and surface to create a high margin cash flow business with many opportunities ahead. We have been impressed with the team at Blackbeard over the past five years as they grew Waddell Ranch oil production from 3,000 barrels per day to now over 35,000 barrels per day and are excited to partner with them in this win-win combination that aligns economic interests. We will be happy to invest additional capital in New PBT as it begins the next chapter in its life as a public corporation.” — Eric Oliver, President of SoftVest Advisors and future Chairman of the board of directors of New PBT

Transaction Details and Governance

Under the terms of the Combination Agreement, New PBT will be structured as an “Up-C,” with all of its assets indirectly held by an operating subsidiary (“OpCo”) of New PBT. New PBT Class A Shares, which PBT unitholders will receive on a 1:1 basis, are expected to be listed for trading on the New York Stock Exchange (the “NYSE”) and NYSE Texas under the symbol “PBT”. Blackbeard and its affiliates will receive a combination of limited liability company units in OpCo and a corresponding number of New PBT Class B Shares in the business combination and will purchase additional New PBT Class A Shares in a private placement. New PBT Class A Shares will have both voting and economic rights with respect to New PBT, and New PBT Class B Shares will have voting but no economic rights with respect to New PBT. Each New PBT Class A Share and New PBT Class B Share will have one vote per share. OpCo limited liability company units held by Blackbeard will have an economic interest in OpCo, but no voting rights.

Upon closing of the Transaction, members of the existing Blackbeard management team who are currently leading USLG will assume executive positions at New PBT. Jordan Barrett, current Chief Financial Officer of Blackbeard, will be appointed CEO and a director of New PBT. Alyssa Stephens and Ricky Torlincasi, both current executives of Blackbeard, will serve as Chief Financial Officer and General Counsel of New PBT, respectively.

In addition, New PBT will have a seven-member, majority-independent, board of directors. The board of directors will consist of the following members: Eric Oliver, Jordan Barrett, Ricky Burnett, Brian Ferguson, Peter Ray, Kaleb Smith, and an additional independent director to be named at a later date. Eric Oliver will serve as Chairman of the New PBT board of directors.

Rights Offering & Private Placement

Concurrently with the combination, New PBT expects to conduct a $120 million rights offering and private placement. The rights offering is fully backstopped by SoftVest and Horizon Kinetics. Blackbeard and its affiliates have agreed to purchase New PBT Class A Shares through a private placement, maintaining its ~41% interest in New PBT.

Timing, Voting & Approvals

PBT unitholders are expected to vote on the Transaction at a special meeting. Transaction approval requires a simple majority of unitholders constituting a quorum at the meeting. A voting and support agreement has been signed by SoftVest, pursuant to which SoftVest has agreed to vote in favor of the Transaction at the PBT unitholders’ meeting, subject to certain specified exceptions.

The Transaction is expected to close in the second half of calendar year 2026, subject to the approval of PBT unitholders, certain regulatory approvals and the satisfaction of other customary closing conditions.

Supplemental slides have been posted to the SEC website and USLG’s website at uslandguild.com.

Advisors

Stephens Inc. is serving as financial advisor and Paul Hastings LLP is serving as legal advisor to SoftVest in connection with the Transaction.

RBC Capital Markets, LLC and J.P. Morgan Securities LLC are serving as financial advisors and Vinson & Elkins LLP is serving as legal advisor to Blackbeard in connection with the Transaction.

(1)	NRAs are normalized to 1/8th or 12.5% royalty interest.

(2)	Based on gross oil and gas production for March 2026, per Enverus.

(3)	Represents a combined ~7% NRI across ~143,000 gross acres in the Waddell Ranch.

(4)	Based on PBT’s unit price as of 7/27/26 close.

(5)	Adjusted EBITDA is a non-GAAP financial measure. See “Comparison of Non-GAAP Financial Measures” included in this press release for related disclosures and reconciliations to the most directly comparable financial measure calculated and presented in accordance with GAAP.

Important Additional Information

The Combination Agreement and Proposed Business Combination Were Not Negotiated by the Trust or the Trustee. Given the limited powers of the Trust and the Trustee under the Trust Indenture, neither the Trust nor the Trustee participated in the negotiations of the Combination Agreement or Transaction. The negotiations were instead conducted by SoftVest, a PBT unitholder that beneficially owns in the aggregate approximately 13.3% of the outstanding Trust Units, at SoftVest’s initiative. Neither SoftVest, nor any of its affiliates has the power or authority to bind the Trust or the Trustee, or act on behalf of either of them or other Trust unitholders. For that reason, the Transaction can only occur if the PBT unitholders approve the Transaction at the special meeting of PBT unitholders.

New PBT will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a proxy statement and a prospectus of New PBT. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. These documents will be available through the website maintained by the SEC at www.sec.gov.

SoftVest, together with certain of its affiliates and their respective representatives, may be deemed to be participants in the solicitation of proxies from unitholders of the Trust in connection with the proposed Transaction. To the extent required, information regarding the identity of such persons and their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available. In addition, information regarding the beneficial ownership of SoftVest and certain of its affiliates in the Trust is included in the Schedule 13D filed by SoftVest Advisors, LLC on May 18, 2026.

A registration statement on Form S-1 relating to the proposed rights offering will be filed with the SEC. The securities proposed to be offered in the rights offering may not be sold, nor may offers to buy be accepted, prior to the time such registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.  A copy of the prospectus related to the rights offering, when available, may be obtained from New PBT: c/o SoftVest Advisors, LLC, 400 Pine Street, Suite 1010, Abilene, TX, 79601.

Cautionary Statement Regarding Forward-Looking Statements and Non-GAAP Financial Measures

Certain statements in this press release contain or are based on “forward-looking” information within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding our intent, belief or current expectation or assumptions as to future events that may not prove to be accurate. The words “may,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding the proposed Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance.

Actual performance and results may differ materially from those results anticipated by forward-looking statements made in this release depending on a variety of factors, including, but not limited to: the timing, receipt and terms and conditions of any required governmental or regulatory approvals of the Transaction that could reduce the anticipated benefits of, or cause the parties to abandon, the Transaction; the parties’ ability to successfully integrate their respective businesses; the possibility that the unitholders of PBT may not approve the Transaction; the risk that the parties to the Transaction may not be able to satisfy the conditions to the Transaction in a timely manner or at all; the risk that announcements relating to the Transaction may have adverse effects on the market price of PBT’s equity interests; the risk that the parties incur substantial costs as a result of the Transaction; the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies; deterioration of economic conditions or weakening in credit or capital markets; uncertainty in the consequences of current and future geopolitical events; inflationary pressures and fluctuations in interest rates; energy sector trends, including trends relating to capital expenditures, drilling activity, development activities, production efforts and volumes, actual oil and gas prices and the recoverability of reserves, alternative energy investments in the energy sector, actions and policies of petroleum-producing nations and other changes in the domestic and international energy markets; the effects of an epidemic, pandemic or similar outbreak may have on the businesses to the parties in the Transaction; resolution of legal and other disputes or legal or regulatory compliance issues of the parties to the Transaction; compliance with international, federal, state and local laws and regulations of the parties to the Transaction; the damage and disruption to the business of the parties to the Transaction resulting from natural disasters and the effects of climate change; and the ability of the parties to the Transaction to execute their business plans and long-term initiatives effectively and to overcome these and other known and unknown risks.

All forward-looking statements are based on information currently available to us and we assume no obligation and disclaim any intent to update any such forward-looking statements. Forward-looking statements are not guarantees of future performance and actual events may be materially different from those expressed or implied in the forward-looking statements. The forward-looking statements in this press release speak as of the date of this press release.

This press release references certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin. These measures have limitations, are not defined uniformly across companies, and should not be considered substitutes for measures prepared in accordance with GAAP. Pro forma and projected figures are preliminary, illustrative and unaudited, and remain subject to confirmation in the definitive proxy statement / prospectus. See the Comparison of Non-GAAP Financial Measures included in this press release for related disclosure and reconciliations to the most directly comparable financial measure calculated and presented in accordance with GAAP.

Comparison of Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin are used by our management and by external users of our financial statements, such as investors, research analysts and others, to assess the financial performance of our assets over the long term to generate sufficient cash to return capital to stockholders or service indebtedness. We define Adjusted EBITDA as net income before interest; income taxes; depreciation, depletion and amortization; change in fair value of digital assets; non-cash consideration of digital assets, other gain and transaction costs. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenues.

Management believes Adjusted EBITDA and Adjusted EBITDA Margin are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period, and against our peers, without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at Adjusted EBITDA and Adjusted EBITDA Margin because these amounts can vary substantially from company to company within our industry depending upon accounting methods, book values of assets, capital structures and the method by which the assets were acquired.

The following table sets forth a reconciliation of pro forma net income as determined in accordance with Article 11 of Regulation S-X to pro forma Adjusted EBITDA and pro forma Adjusted EBITDA Margin for the periods indicated.

	Pro Forma Combined
	Three Months Ended March 31, 2026	Year Ended December 31, 2025
	(unaudited)
	(in thousands)
Pro Forma Net income	$17,391	$19,562
Adjustments:
Depreciation, depletion and amortization	15,389	72,011
Interest expense, net	1,505	6,430
Income tax expense	2,844	4,410
Change in fair value of digital assets	233	197
Non-cash consideration of digital assets(1)	38	(251)
Other gain (loss)	4	(115)
Transaction costs	1,212	24,945
Pro Forma Adjusted EBITDA	$38,616	$127,189
Pro Forma Adjusted EBITDA Margin	90%	90%

(1)	The generation of digital assets, which is non-cash, is recorded in other surface and land resources revenue.

Contacts

Krystal Scrudato

krystal.scrudato@dfking.com